

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 17, 2009

Via U.S. Mail and Fax
OC Kim
President
Franklin Wireless, Inc.
5440 Morehouse Drive, Suite 1000
San Diego, Ca.   92121

> **RE: Franklin Wireless, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 26, 2008 and**
> **Forms 10-Q for the quarters ended September 30, 2008**
> **And December 31, 2008**
> **Filed November 14, 2008 and February 17, 2009, respectively**
> **File No. 001-14891**

Dear Mr. Kim:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director